United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐      No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐      No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐      No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Press Release

Signature Page

Filed at CVM and SEC on 10/23/2008
Gerência Geral de Controladoria — GECOL

COMPANHIA VALE DO RIO DOCE
INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Page
Report of Independent Registered Public Accounting Firm	2

Condensed Consolidated Balance Sheets as of September 30, 2008 and December 31, 2007	3

Condensed Consolidated Statements of Income for the three-month periods ended September 30, 2008, June 30, 2008 and September 30, 2007 and for the nine-month periods ended September 30, 2008 and 2007	5

Condensed Consolidated Statements of Cash Flows for the three-month periods ended September 30, 2008, June 30, 2008 and September 30, 2007 and for the nine-month periods ended September 30, 2008 and 2007	6

Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended September 30, 2008, June 30, 2008 and September 30, 2007 and for the nine-month periods ended September 30, 2008 and 2007	7

Notes to the Condensed Consolidated Financial Information	8

Supplemental Financial Information	32

PricewaterhouseCoopers
Rua de Candelárie, 65 11° - 15°
20091-020 Rio de Janeiro, RJ - Brasil
Caixa Postal 949
Telefone (21) 3232-6112
Fax (21) 2516-6319
www.pwc.com/br
Report of Independent Registered
Public Accounting Firm
To the Board of Directors and Stockholders
Companhia Vale do Rio Doce:
We have reviewed the accompanying condensed consolidated balance sheet of Companhia Vale do Rio Doce and its subsidiaries as of September 30, 2008, and the related condensed consolidated statements of income, of cash flows and of stockholders’ equity for each of the three-month periods ended September 30, 2008, and June 30, 2008 and September 30, 2007 and for the nine-month periods ended September 30, 2008 and September 30, 2007. This interim financial information is the responsibility of the Company’s management.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2007, and the related consolidated statements of income, of cash flows and of stockholders’ equity for the year then ended (not presented herein), and in our report dated February 28, 2008, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2007, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

PricewaterhouseCoopers	Rio de Janeiro, Brazil
Auditores Independentes	October 23, 2008

Condensed Consolidated Balance Sheets
Expressed in millions of United States Dollars

	September	December 31,
	30, 2008	2007
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	14,626	1,046
Short term investments	634	—
Accounts receivable
Related parties	253	281
Unrelated parties	5,318	3,671
Loans and advances to related parties	149	64
Inventories	4,102	3,859
Deferred income tax	853	603
Recoverable taxes	1,369	1,159
Others	704	697

	28,008	11,380

Property, plant and equipment, net, and intangible assets	54,462	54,625
Investments in affiliated companies, joint ventures and other investments	2,673	2,922
Other assets
Goodwill on acquisition of subsidiaries	3,479	3,791
Loans and advances
Related parties	—	3
Unrelated parties	89	127
Prepaid pension cost	923	1,009
Prepaid expenses	128	200
Judicial deposits	1,182	1,124
Advances to suppliers — energy	506	574
Recoverable taxes	160	199
Unrealized gains on derivative instruments	206	673
Others	309	90

	6,982	7,790

TOTAL	92,125	76,717

Condensed Consolidated Balance Sheets
Expressed in millions of United States Dollars
(Except number of shares)

	(Continued)
	September	December 31,
	30, 2008	2007
	(Unaudited)
Liabilities and stockholders’ equity
Current liabilities
Suppliers	2,966	2,430
Payroll and related charges	710	734
Minimum annual dividends attributed to stockholders	1,340	2,683
Current portion of long-term debt — unrelated parties	733	1,249
Short-term debt	46	167
Loans from related parties	16	6
Provision for income taxes	637	1,198
Taxes payable and royalties	209	322
Employees post retirement benefits	137	131
Sub-concession	232	210
Unrealized losses on derivative instruments	98	346
Provisions for asset retirement obligations	61	64
Others	552	543

	7,737	10,083

Long-term liabilities
Employees post retirement benefits	2,270	2,204
Long-term debt — unrelated parties	18,393	17,608
Provisions for contingencies (Note 16 (b))	1,794	2,453
Deferred income tax	5,150	5,725
Provisions for asset retirement obligations	939	911
Sub-concession	232	210
Others	1,661	1,692

	30,439	30,803

Minority interests	2,731	2,555

Commitments and contingencies (Note 16)

Stockholders’ equity (Note 12)
Preferred class A stock — 7,200,000,000 no-par-value shares authorized and 2,108,579,618 issued	9,727	4,953
Common stock — 3,600,000,000 no-par-value shares authorized and 3,256,724,482 issued	15,262	7,742
Treasury stock — 30,340,904 preferred and 56,582,040 common shares	(389)	(389)
Additional paid-in capital	393	498
Mandatory convertible notes in common shares	1,288	1,288
Mandatory convertible notes in preferred shares	581	581
Other cumulative comprehensive income (loss)	(4,348)	1,655
Undistributed retained earnings	14,183	15,317
Unappropriated retained earnings	14,521	1,631

	51,218	33,276

TOTAL	92,125	76,717

The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Income
Expressed in millions of United States Dollars
(Except per share amounts)

				Nine-month period ended
	Three-month period ended (unaudited)			(unaudited)
	September 30,		September 30,	September 30,	September 30,
	2008	June 30, 2008	2007	2008	2007
Operating revenues, net of discounts, returns and allowances

Sales of ores and metals	10,425	9,445	6,927	26,727	21,228
Revenues from logistic services	473	462	391	1,297	1,136
Aluminum products	889	728	677	2,263	2,050
Other products and services	335	262	129	780	289

	12,122	10,897	8,124	31,067	24,703
Taxes on revenues	(383)	(297)	(226)	(896)	(624)

Net operating revenues	11,739	10,600	7,898	30,171	24,079

Operating costs and expenses

Cost of ores and metals sold	(4,051)	(3,834)	(3,053)	(11,325)	(9,941)
Cost of logistic services	(272)	(256)	(207)	(740)	(622)
Cost of aluminum products	(684)	(561)	(419)	(1,738)	(1,219)
Others	(109)	(112)	(106)	(318)	(177)

	(5,116)	(4,763)	(3,785)	(14,121)	(11,959)
Selling, general and administrative expenses	(374)	(344)	(287)	(1,040)	(821)
Research and development	(331)	(269)	(206)	(790)	(471)
Others	(383)	11	(190)	(535)	(317)

	(6,204)	(5,365)	(4,468)	(16,486)	(13,568)

Operating income	5,535	5,235	3,430	13,685	10,511

Non-operating income (expenses)
Financial income	277	23	39	355	237
Financial expenses	(457)	(349)	(593)	(1,366)	(1,963)
Gains (losses) on derivatives, net	(587)	655	384	(226)	581
Foreign exchange and monetary gains (losses), net	(321)	838	564	605	2,272
Gain on sale of investments	—	—	103	80	777

	(1,088)	1,167	497	(552)	1,904

Income before income taxes, equity results and minority interests	4,447	6,402	3,927	13,133	12,415

Income taxes
Current	(477)	(1,173)	(975)	(2,304)	(3,291)
Deferred	621	(333)	28	584	306

	144	(1,506)	(947)	(1,720)	(2,985)

Equity in results of affiliates, joint ventures and other investments	290	260	165	669	459
Minority interests	(60)	(147)	(205)	(231)	(637)

Net income	4,821	5,009	2,940	11,851	9,252

Basic and diluted earnings per share
Earnings per preferred share	0.94	1.01	0.59	2.34	1.90
Earnings per common share	0.94	1.01	0.59	2.34	1.90
Earnings per convertible notes linked to preferred share (*)	1.19	1.52	0.86	3.37	2.66
Earnings per convertible notes linked to common share (*)	1.25	1.54	0.94	3.53	2.85

(*)	Basic earnings per share only as dilution assumes conversion.
The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States Dollars

				Nine-month period ended
	Three-month period ended (unaudited)			(unaudited)
	September 30,		September 30,	September 30,	September 30,
	2008	June 30, 2008	2007	2008	2007
Cash flows from operating activities:
Net income	4,821	5,009	2,940	11,851	9,252
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	713	760	532	2,239	1,449
Dividends received	126	223	39	397	282
Equity in results of affiliates, joint ventures and other investments	(290)	(260)	(165)	(669)	(459)
Deferred income taxes	(621)	333	(28)	(584)	(306)
Loss on disposal of property, plant and equipment	243	86	3	366	—
Gain on sale of investments	—	—	(103)	(80)	(777)
Foreign exchange and monetary losses (gains), net	1,133	(1,300)	(519)	(289)	(2,571)
Unrealized derivative losses (gains), net	587	(655)	(384)	226	(581)
Minority interests	60	147	205	231	637
Unrealized interest (income) expense, net	83	(45)	9	119	125
Others	1	(3)	68	(20)	69
Decrease (increase) in assets:
Accounts receivable	(1,481)	(802)	489	(2,081)	100
Inventories	(77)	(283)	(194)	(424)	215
Others	5	79	(467)	(71)	(372)
Increase (decrease) in liabilities:
Suppliers	237	320	95	503	569
Payroll and related charges	97	177	121	26	64
Income taxes	(291)	750	526	(259)	975
Others	(14)	(455)	(327)	(660)	81

Net cash provided by operating activities	5,332	4,081	2,840	10,821	8,752

Cash flows from investing activities:
Short term investments	(634)	—	—	(634)	—
Loans and advances receivable
Related parties
Additions	—	(34)	—	(34)	(1)
Repayments	15	—	—	40	10
Others	(40)	1	3	(39)	2
Judicial deposits	(26)	(2)	—	(62)	(75)
Additions to investments	(85)	(11)	(12)	(109)	(94)
Additions to property, plant and equipment	(1,553)	(2,105)	(1,367)	(5,283)	(4,106)
Proceeds from disposal of investments	—	—	134	134	1,042
Cash used to acquire subsidiaries, net of cash acquired	—	—	—	—	(2,926)

Net cash used in investing activities	(2,323)	(2,151)	(1,242)	(5,987)	(6,148)

Cash flows from financing activities:
Short-term debt, additions	65	209	472	1,075	2,462
Short-term debt, repayments	(65)	(449)	(472)	(1,186)	(3,163)
Loans
Related parties
Additions	—	3	5	21	258
Repayments	(16)	(2)	—	(20)	(234)
Issuances of long-term debt
Others	71	236	54	1,637	6,566
Repayments of long-term debt
Others	(313)	(647)	(871)	(1,065)	(11,016)
Mandatorily proceeds convertible notes	—	—	—	—	1,869
Capital increase	12,190	—	—	12,190	—
Interest attributed to stockholders	—	(1,250)	—	(1,250)	(825)
Dividends to minority interest	—	(87)	—	(87)	(285)

Net cash provided by (used in) financing activities	11,932	(1,987)	(812)	11,315	(4,368)

Increase (decrease) in cash and cash equivalents	14,941	(57)	786	16,149	(1,764)
Effect of exchange rate changes on cash and cash equivalents	(2,469)	(53)	(52)	(2,569)	(176)
Cash and cash equivalents, beginning of period	2,154	2,264	1,774	1,046	4,448

Cash and cash equivalents, end of period	14,626	2,154	2,508	14,626	2,508

Cash paid during the period for:
Interest on short-term debt	(1)	(5)	(1)	(11)	(41)
Interest on long-term debt	(305)	(357)	(324)	(941)	(928)
Income tax	(726)	(320)	(691)	(2,718)	(2,552)

Non-cash transactions
Interest capitalized	(14)	(14)	(20)	(45)	(63)
The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States Dollars
(except number of shares and per-share amounts)

	Three-month period ended (unaudited)			Nine-month period ended (unaudited)
	September 30,		September 30,	September 30,	September 30,
	2008	June 30, 2008	2007	2008	2007
Preferred class A stock (including twelve special shares)
Beginning of the period	4,953	4,953	4,953	4,953	4,702
Capital increase	4,774	—	—	4,774	—
Transfer from undistributed retained earnings	—	—	—	—	251

End of the period	9,727	4,953	4,953	9,727	4,953

Common stock
Beginning of the period	7,742	7,742	7,742	7,742	3,806
Capital increase	7,520	—	—	7,520	—
Transfer from undistributed retained earnings	—	—	—	—	3,936

End of the period	15,262	7,742	7,742	15,262	7,742

Treasury stock
Beginning and end of the period	(389)	(389)	(389)	(389)	(389)

Additional paid-in capital
Beginning of the period	498	498	498	498	498
Change in the period	(105)	—	—	(105)	—

End of the period	393	498	498	393	498

Mandatory convertible notes in common shares
Beginning of the period	1,288	1,288	1,288	1,288	1,288

Mandatory convertible notes in preferred shares
Beginning of the period	581	581	581	581	581

Other cumulative comprehensive income (deficit)
Cumulative translation adjustments
Beginning of the period	2,842	1,135	(464)	1,340	(1,628)
Change in the period	(6,835)	1,707	1,467	(5,333)	2,631

End of the period	(3,993)	2,842	1,003	(3,993)	1,003

Unrealized gain (loss) on available-for-sale securities
Beginning of the period	111	205	205	211	271
Change in the period	(190)	(94)	24	(290)	(42)

End of the period	(79)	111	229	(79)	229

Surplus (deficit) accrued pension plan
Beginning of the period	164	60	472	75	353
Change in the period	(468)	104	68	(379)	187

End of the period	(304)	164	540	(304)	540

Cash flow hedge
Beginning of the period	8	2	14	29	—
Change in the period	20	6	9	(1)	23

End of the period	28	8	23	28	23

Total other cumulative comprehensive income (loss)	(4,348)	3,125	1,795	(4,348)	1,795

Undistributed retained earnings
Beginning of the period	17,021	15,508	6,233	15,317	9,555
Transfer from/to unappropriated retained earnings	(2,838)	1,513	327	(1,134)	1,192
Transfer to capital stock	—	—	—	—	(4,187)

End of the period	14,183	17,021	6,560	14,183	6,560

Unappropriated retained earnings
Beginning of the period	6,886	3,435	7,952	1,631	2,505
Net income	4,821	5,009	2,940	11,851	9,252
Interest attributed to mandatory covertible debt
Preferred class A stock	(8)	(15)	(14)	(31)	(14)
Common stock	(16)	(30)	(27)	(64)	(27)
Appropriation from/to undistributed retained earnings	2,838	(1,513)	(327)	1,134	(1,192)

End of the period	14,521	6,886	10,524	14,521	10,524

Total stockholders’ equity	51,218	41,705	33,552	51,218	33,552

Preferred class A stock (including twelve special shares)	2,108,579,618	1,919,516,400	1,919,516,400	2,108,579,618	1,919,516,400
Common stock	3,256,724,482	2,999,797,716	2,999,797,716	3,256,724,482	2,999,797,716
Treasury stock
Beginning of the period	(86,923,052)	(86,923,052)	(86,923,328)	(86,923,184)	(86,927,072)
Sales	108	—	144	240	3,888

End of the period	(86,922,944)	(86,923,052)	(86,923,184)	(86,922,944)	(86,923,184)

	5,278,381,156	4,832,391,064	4,832,390,932	5,278,381,156	4,832,390,932

The accompanying notes are an integral part of this condensed consolidated financial information

Notes to the Condensed Consolidated Financial Information
Expressed in millions of United States Dollars, unless otherwise stated
1	The Company and its operation

Companhia Vale do Rio Doce (Vale) is a limited liability company, duly organized under the laws of the Federative Republic of Brazil. Operations are carried out through Vale and our subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production, logistics and steel activities.

On September 30, 2008, the main operating subsidiaries we consolidate are described as follows:

		% voting	Head office
Subsidiary	% ownership	capital	location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte (“Alunorte”)	57.03	59.02	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (“Albras”)	51.00	51.00	Brazil	Aluminum
CADAM S.A (CADAM)	61.48	100.00	Brazil	Kaolin
CVRD Overseas Ltd.	100.00	100.00	Cayman Islands	Trading
Ferrovia Centro-Atlântica S. A.	100.00	100.00	Brazil	Logistics
Mineração Onça Puma Ltda	100.00	100.00	Brazil	Nickel
Minerações Brasileiras Reunidas S.A. — MBR	92.99	92.99	Brazil	Iron ore
Pará Pigmentos S.A. (“PPSA”)	86.17	85.57	Brazil	Kaolin
PT International Nickel Indonesia Tbk (“PT Inco”)	61.16	61.16	Indonesia	Nickel
Rio Doce Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Rio Doce Manganèse Europe — RDME	100.00	100.00	France	Ferroalloys
Rio Doce Manganese Norway — RDMN	100.00	100.00	Norway	Ferroalloys
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Inco Limited	100.00	100.00	Canada	Nickel
Vale International S.A (formerly CVRD International S.A)	100.00	100.00	Swiss	Trading
Valesul Aumínio S.A.	100.00	100.00	Brazil	Aluminum
2	Basis of consolidation

All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. Our variable interest entities in which we are the primary beneficiary are consolidated. Investments in unconsolidated affiliates and joint ventures are accounted for under the equity method (Note 9).

We evaluate the carrying value of our equity accounted investments in relation to publicly quoted market prices when available. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

Our participation in hydroelectric projects are made via consortium contracts under which we have an undivided interests in assets and are liable for our proportionate share of liabilities and expenses, which are based on our proportionate share of power output. We do not have joint liability for any obligations, and all our recorded costs, income, assets and liabilities relate to the entities within our group. Since there is no separate legal entity for these projects, there are no separate financial statements, income tax return, net income or shareholders’ equity. Brazilian corporate law explicitly states that no separate legal entity arises from consortium contract. Accordingly, we recognize our proportionate share of costs and our undivided interest in assets relating to hydroelectric projects.

3	Basis of Presentation

Our condensed consolidated interim financial information for the three-month periods ended September 30, 2008, June 30, 2008, and September 30, 2007 and for the nine-month periods ended September 30, 2008 and 2007, prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), are unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three-month and nine-month periods ended September 30, 2008, are not necessarily indicative of the actual results expected for the full fiscal year ending December 31, 2008.

These condensed consolidated financial information should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2007, prepared in accordance with US GAAP.

In preparing the condensed consolidated financial information, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our condensed consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired and assumed in business combinations, income tax uncertainties, employee post-retirement benefits and other similar evaluations. Actual results may vary from our estimates.

The U.S. Dollar amounts for the periods and years presented, regarding the entities that that have a functional currency different from the U.S. Dollar, which is our presentation currency, have been translated from the original functional currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards (SFAS) 52 — “Foreign Currency Translation” (SFAS 52).

As a result, we have translated: (a) all assets and liabilities for each balance sheet presented at the closing rate at each balance sheet date (or the first available exchange rate if exchange on the last day of the period was not available), (b) all accounts in the statement of income at average exchange rates prevailing during the period. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account in stockholders’ equity.

The exchange rates used to translate the assets and liabilities of the Brazilian operations at September 30, 2008 and December 31, 2007, were R$ 1.9143 and R$ 1.7713, respectively.

4	Recently-issued accounting pronouncements

In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset in a Market That Is Not Active” (FSP 157-3), which clarifies the application of SFAS 157 when the market for a financial asset is inactive. Specifically, FSP 157-3 clarifies how (1) management’s internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. The guidance in FSP 157-3 is effective immediately.

In June 2008, the Financial Accounting Standards Board (FASB) issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. The objective of this FSP is to addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, Earnings per Share. It is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Early application is not permitted. We are currently studying the effects of this pronouncement.

In May 2008, the Financial Accounting Standards Board (FASB) issued FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. This FASB Staff Position (FSP) clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008. We are currently studying the effects of this pronouncement.

In May 2008, the Financial Accounting Standards Board (FASB) issued FSP FAS 162, “The Hierarchy of Generally Accepted Accounting Principles”. The objective of this FSP is to identify the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This Statement shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. There are no specific disclosure requirements with this statement.

In April 2008, the Financial Accounting Standard s Board (FASB) issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”. The objective of this FSP is to address situations of renewing or extending the useful life of a recognized intangible asset. It is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Early application is not permitted. We are currently studying the effects of this pronouncement.

5	Major acquisitions and disposals

In February 2008, we sold all of our interest in Jubilee Mines N.L. (held by our subsidiary Vale Inco), corresponding to 4.83% of its common shares, for US$ 134 generating a gain of US$ 80.

In October, 2007 we were awarded, in a public auction, a 30-year sub-concession agreement, under which we purchased the right to use the Ferrovia Norte Sul S.A. — FNS for US$ 837, payable in three installments. The first installment, equivalent to US$ 412 and corresponding to 50% was paid in December 2007. The second and third installments, each one representing 25% of the total amount, are to be paid in December 2008, and 2009, upon the completion of the railroad. The outstanding installments are indexed to the general price index (IGP-DI) and accrue interest of 12% p.a.

In July 2007, we sold our interest in Lion Ore Mining International Ltd.(held by our subsidiary Vale Inco), corresponding to 1.8% of its common shares for US$ 105, generating a gain of US$ 80.

In June 2007, we sold through primary and secondary public offerings, 25,213,664 common shares, representing 57.84% of the total capital of our subsidiary Log-In Logística Intermodal S.A. (“Log-In”) for US$ 179, recording a gain of US$ 155.

In July 2007, we sold an additional 5.1% stake in Log-In for US$ 24 recording a gain of US$ 21. At December 31, 2007, we held 31.33% of the voting and total capital of this entity, which is accounted for as at the equity method.

In May 2007, we sold in a public offering, part of our stockholding in Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS, an available-for-sale investee, for US$ 728, recording a gain of US$ 456. We have retained the minimum number of shares required to participate in the current shareholders agreement of the investee.

In May 2007, we acquired a further 6.25% of the total share capital of Empreendimentos Brasileiros de Mineração S.A. (EBM), which main asset is its interest in MBR, for US$ 231 and as a result, our direct and indirect stake in MBR increased to 92.99% of total and voting capital. We simultaneously entered into an usufruct agreement with minority shareholders whereby they transferred to us all rights and obligations with respect to their EBM shares, including rights to dividends for the next 30 years, for which we will make an initial payment of US$ 61 plus an annual fee of US$ 48 for each of the next 29 years. The present value of the future obligation is recorded as a liability and the corresponding charge recorded to minority interests in the balance sheet.

In April 2007, we concluded the acquisition of 100% of Vale Australia (former AMCI Holdings Australia Pty — AMCI HA), a private company domiciled in Australia, which owns and operates coalmines in that country, for US$ 656.

6	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composed enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

In other countries where we have operations, the applicable tax rates vary from 1.67% to 40%.

The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

	Three-month period ended (unaudited)
	September 30, 2008			June 30, 2008			September 30, 2007
	Brazil	Foreign	Total	Brazil	Foreign	Total	Brazil	Foreign	Total
Income before income taxes, equity results and minority interests	334	4,113	4,447	4,067	2,335	6,402	2,062	1,865	3,927

Federal income tax and social contribution expense at statutory enacted rates	(114)	(1,398)	(1,512)	(1,383)	(794)	(2,177)	(701)	(634)	(1,335)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	278	—	278	7	—	7	124	—	124
Difference on tax rates of foreign income	—	808	808	—	602	602	—	529	529
Functional currency — not taxable	—	633	633	—	(287)	(287)	—	(314)	(314)
Tax incentives	14	—	14	72	—	72	50	—	50
Other non-taxable gains (losses)	57	(134)	(77)	358	(81)	277	—	(1)	(1)

Federal income tax and social contribution expense in consolidated statements of income	235	(91)	144	(946)	(560)	(1,506)	(527)	(420)	(947)

	Nine-month period ended (unaudited)
	September 30, 2008			September 30, 2007
	Brazil	Foreign	Total	Brazil	Foreign	Total
Income before income taxes, equity results and minority interests	4,923	8,210	13,133	6,470	5,945	12,415

Federal income tax and social contribution expense at statutory enacted rates	(1,674)	(2,791)	(4,465)	(2,200)	(2,021)	(4,221)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	454	—	454	345	—	345
Difference on tax rates of foreign income	—	1,381	1,381	—	855	855
Functional currency — not taxable	—	315	315	—	(250)	(250)
Tax incentives	101	—	101	167	—	167
Other non-taxable gains (losses)	356	138	494	91	28	119

Federal income tax and social contribution expense in consolidated statements of income	(763)	(957)	(1,720)	(1,597)	(1,388)	(2,985)

We have certain income tax incentives relating to our manganese operations in Carajás, our potash operations in Rosario do Catete, our alumina and aluminum operations in Barcarena and our kaolin operations in Ipixuna and Mazagão. The incentives relating to manganese comprise partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels, which expires in 2009 and 2013, respectively, while the partial exemption incentives relative to aluminum and kaolin expire in 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

We also have income tax incentives related to our Goro Project under development in New Caledonia. These incentives include income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 per cent income tax holiday. In addition, Goro qualifies for certain exemptions from indirect taxes such as import duties during the construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out should the project achieve a specified cumulative rate of return. We are subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, we have not recorded any taxable income for New Caledonian tax purposes. The benefits of this legislation are expected to apply with respect to taxes payable once the Goro project is in operation.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes.

We are subject to examination by the tax authorities for up to five years regarding our operations in Brazil, ten years for Indonesia, and five and six years for Canada, except for Newfoundland which has no limit.

Brazilian tax loss carryforwards have no expiration date though offset is restricted to 30% of annual taxable income.

The reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows (note 16 (b)):

	September 30,
	2008 (unaudited)	December 31, 2007
Beginning of the period	1,046	663

Increase resulting from tax positions taken	372	264
Decrease resulting from tax positions taken	(352)	(47)
Changes in tax legislation	2	29
Effects of translation from Brazilian Reais into U. S.	(64)	137

End of the period	1,004	1,046

7	Cash and cash equivalents

	September 30,	December 31,
	2008	2007
	(Unaudited)
Cash	518	424
Deposits denominated in Brazilian Reais	9,151	123
Deposits denominated in other currencies mainly United States dollars	4,957	499

	14,626	1,046

The increase in cash and cash equivalents corresponding mainly to the proceeds received from the global offering (note 12)

8	Inventories

	September 30, 2008	December 31, 2007
	(Unaudited)
Finished products
Nickel (co-products and by-products)	1,864	1,812
Iron ore and pellets	589	588
Manganese and ferroalloys	117	106
Aluminum products	172	176
Kaolin	46	42
Copper concentrate	24	15
Coal	33	38
Others	60	36
Spare parts and maintenance supplies	1,197	1,046

	4,102	3,859

There was no write down recorded in the periods presented.

9	Investments in affiliated companies and joint ventures

	September 30, 2008				Investments		Equity in results of affiliates, joint ventures and other investments					Dividends received
			(Unaudited)
									Nine-month period ended						Nine-month period ended
							Three-month period ended (unaudited)			September 30, (unaudited)		Three-month period ended (unaudited)			September 30, (unaudited)
				Net income
	Participation in		Net	(loss) for the	September	December	September	June 30,	September			September	June 30,	September
	capital (%)		equity	period	30, 2008	31, 2007	30, 2008	2008	30, 2007	2008	2007	30, 2008	2008	30, 2007	2008	2007
	voting	total			(Unaudited)
Ferrous
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (1)	51.11	51.00	221	129	113	61	36	34	5	66	10	—	—	—	—	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (1)	51.00	50.89	157	102	80	43	17	33	3	52	12	6	—	—	6	16
Companhia Coreano-Brasileira de Pelotização — KOBRASCO (1)	50.00	50.00	149	79	75	45	19	19	5	40	15	—	—	—	—	—
Companhia Italo-Brasileira de Pelotização — ITABRASCO (1)	51.00	50.90	119	40	61	46	18	1	2	20	10	—	—	—	—	8
Minas da Serra Geral S.A. — MSG	50.00	50.00	52	3	26	30	1	—	1	2	2	—	—	—	—	—
SAMARCO Mineração S.A. — SAMARCO (2)	50.00	50.00	926	556	519	546	82	148	67	278	186	112	138	25	250	125
Others	—	—	—	—	30	30	2	1	2	5	3	—	—	—	—	—

					904	801	175	236	85	463	238	118	138	25	256	149
Logistics
LOG-IN Logística Intermodal S.A.(3)	31.33	31.33	337	32	109	107	3	6	4	14	2	—	3	—	3	—
MRS Logística S.A	37.86	41.50	696	63	289	342	44	(47)	31	26	84	—	34	—	34	27

					398	449	47	(41)	35	40	86	—	37	—	37	27
Holdings
Steel
California Steel Industries Inc. — CSI	50.00	50.00	390	91	195	163	18	22	1	46	5	—	—	—	—	11
THYSSENKRUPP CSA Companhia Siderúrgica (Cost $431) - available-for-sale	11.05	11.05	—	—	443	388	—	—	—	—	—	—	—	—	—	—
Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (cost $180) — available-for-sale (5)	—	—	—	—	199	465	8	10	7	18	31	8	10	7	18	31

					837	1,016	26	32	8	64	36	8	10	7	18	42
Bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	315	101	126	184	18	8	21	40	63	—	38	7	86	64

					126	184	18	8	21	40	63	—	38	7	86	64
Coal
Henan Longyu Resources Co. Ltd	25.00	25.00	752	256	188	115	28	19	12	64	34	—	—	—	—	—
Shandong Yankuang International Company Ltd	25.00	25.00	99	—	25	23	—	1	—	—	(2)	—	—	—	—	—

					213	138	28	20	12	64	32	—	—	—	—	—
Nickel
Heron Resources Inc (cost $25) — available-for-sale	—	—	—	—	7	34	—	—	—	—	—	—	—	—	—	—
Jubilee Mines N.L (cost $5) (4) — available-for-sale	—	—	—	—	—	126	—	—	—	—	—	—	—	—	—	—
Mirabela Nickel Ltd (cost $24) — available-for-sale	—	—	—	—	43	72	—	—	—	—	—	—	—	—	—	—
Hudbay Minerals formely Skye Resources Inc (cost $ 36) — available-for-sale	—	—	—	—	23	44	—	—	—	—	—	—	—	—	—	—
Others	—	—	—	—	20	23	—	—	4	—	4	—	—	—	—	—

					93	299	—	—	4	—	4	—	—	—	—	—
Other affiliates and joint ventures
Others	—	—	—	—	102	35	(4)	5	—	(2)	—	—	—	—	—	—

					102	35	(4)	5	—	(2)	—	—	—	—	—	—

					1,371	1,672	68	65	45	166	135	8	48	14	104	106

Total					2,673	2,922	290	260	165	669	459	126	223	39	397	282

(1)	Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by minority shareholders under shareholder agreements preclude consolidation;

(2)	Investment includes goodwill of US$ 67 in 2008 and US$ 61 in 2007;

(3)	Investment non consolidated since June, 2007;

(4)	Sold in February, 2008 (note 5);

(5)	Equity in results of affilites refers to dividends received.

10	Short-term debt

Our short-term borrowings are mainly from commercial banks and relate to export financing denominated in United States Dollars.

Average interest rates on short-term borrowings were 4.16%, and 5.5% at September 30, 2008 and December 31, 2007, respectively.

11	Long-term debt

	Current liabilities		Long-term liabilities
	September 30,	December	September 30,	December
	2008	31, 2007	2008	31, 2007
	(Unaudited)		(Unaudited)
Foreign debt

Loans and financing denominated in the following currencies:
United States Dollars	242	212	5,912	5,927
Others	25	64	207	214

Fixed Rate Notes — US$ denominated	—	—	6,641	6,680
Debt securities — export sales (*) — US$ denominated	55	53	164	205
Perpetual notes	—	—	83	87
Accrued charges	179	282	—	—

	501	611	13,007	13,113

Local debt

Denominated in Long-Term Interest Rate — TJLP/CDI	40	586	2,261	1,148
Denominated in General Price Index-Market (IGPM)	—	1	1	1
Basket of currencies	1	2	5	6
Non-convertible debentures	—	—	3,119	3,340
Accrued charges	191	49	—	—

	232	638	5,386	4,495

Total	733	1,249	18,393	17,608

(*)	Debt securities secured by future receivables arising from export sales.
The long-term portion at September 30, 2008 falls due as follows:

2009	48
2010	2,337
2011	2,408
2012	695
2013 and thereafter	12,576
No due date (Perpetual notes and non-convertible debentures)	329

18,393

At September 30, 2008 annual interest rates on long-term debt were as follows:

Up to 3%	21
3.1% to 5%	5,791
5.1% to 7%	5,618
7.1% to 9%	2,885
9.1% to 11%	105
Over 11% (*)	4,623
Variable (Perpetual notes)	83

19,126

(*)	Includes non-convertible debentures and other Brazilian-reais denominated debt that bear interest at CDI and TJLP (Brazilian interbank certificate of deposit) rate plus spread. For these operations we have entered into derivative transactions to hedge our exposure on the floating rate debt denominated in reais. The total outstanding amount for these transactions is US$ 5,160 and the average cost of such debt after the hedge transactions is 5.18%.

The indexes applied to our debt were as follows (unaudited):

			As of - %
	September 30, 2008	June 30, 2008	December 31, 2007
TJLP — Long-Term Interest Rate (effective rate)	1.5	1.5	1.5
IGP-M — General Price Index — Market	1.6	4.3	3.5
Devaluation of United States Dollar against Real	20.0	(9.0)	(3.7)
In January, 2008 we entered into a trade finance agreement with a local Brazilian bank in the amount of US$ 1,100 with final maturity in 2018.

In April 2008, we entered into agreements with Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the Brazilian National Development Bank and with long-term Japanese financing agencies, Japan Bank for International Cooperation (JBIC) and Nippon Export and Investment Insurance (NEXI) for the financing of the mining, logistics and power generation projects to be developed under Vale’s investment program for 2008-2012. Those agreements comprises a financial package of almost US$ 10 billion to support investments related to Vale’s growth initiatives

We have total revolving credit lines with bank syndicates, which work as a short term liquidity buffer that allow a more efficient cash management. Under revolving credit facilities, amounts drawn and repaid can be disbursed again at the option of the Borrower. At September 30, 2008, the total amount available under revolving credit lines was of US$ 1,900, being US$ 1,150 granted to Vale International and the balance to Vale Inco. As of September 30, 2008, neither Vale International nor Vale Inco had drawn any advance amount under these facilities and Vale Inco has drawn US$ 113 by way of letters of credit.

On September 30, 2008 the US Dollar denominated Fixed Rate Notes of US$ 6,641 (December 31, 2007 – US$ 6,680) and other debt of US$ 11,888 (December 31, 2007 – US$ 11,511) are unsecured. The export securitization of US$ 219 (December 31, 2007 – US$ 258) is debt securities collateralized by future receivables arising from certain export sales of our subsidiary CVRD Overseas Ltd. Loans from International lenders of US$ 57 (December 31, 2007 – US$ 82) are guaranteed by Brazilian Federal Government, to which we have provided counter guarantees in the same amount. The remaining long-term debt of US$ 321 (December 31, 2007 – US$ 326) is collateralized mainly by receivables of our subsidiaries.

Some of our long-term debt instruments contain financial covenants. Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. We were in full compliance with our financial covenants as of September 30, 2008.

12	Stockholders’ equity

Each holder of common and preferred class A stock is entitled to one vote for each share on all matters resolved at the stockholders’ meetings, except for the election of the Board of Directors, which is restricted to the holders of common stock. The Brazilian Government holds twelve preferred special shares which confer to it permanent veto rights over certain matters.

Both common and preferred stockholders are entitled to receive a mandatory minimum dividend of 25% of annual adjusted net income based on the statutory accounting records, upon approval at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records or, if greater, 3% of the statutory book equity value per share. For the year ended December 31, 2007, this annual minimum dividend corresponded to US$ 2,691 of which US$ 8 was paid in October 2007 and therefore we accrued the remaining value of US$ 2,683 with a direct charge to stockholders’ equity. In April 2008 we paid US$ 1,250 related to the accrued amounts for 2007. In October 2008 the Board of Directors approved the payment of the second tranche of the minimum dividend, and an additional dividend, totaling US$ 1,600, corresponding to US$ 0.303123240 per common or preferred share in circulation.

In July, 2008, we issued 80,079,223 common ADS, 176,847,543 common shares, 63,506,751 preferred ADS and 100,896,048 preferred shares through a global offering. As a consequence we recognized a total capital increase of US$ 11,666, with an increase in the preferred stock of US$ 4,146, corresponding to 164,402,799 shares and an increase in the common stock of US$ 7,520, corresponding to 256,926,766 shares. In August, 2008, we issued additional 24,660,419 preferred shares, representing an increase of US$ 628. After the closing of the operation, our capital stock increased by US$ 12,294 and corresponding transaction cost of US$ 105 were recorded as a reduction of the additional paid-in capital account.

In October 2007, we paid US$ 1,050 to stockholders. The distribution was made in the form of interest on stockholders’ equity and dividends. In April 2007, we paid US$ 825 to stockholders. The distribution was made in the form of interest attributable to stockholders’ equity and dividends.

In September 2007, a stock split was effected and each existing, common and preferred, share was split into two shares. After the split our capital comprises 4,919,314,116 shares, of which 1,919,516,400 are class “A” preferred shares and 2,999,797,716 are common shares, including twelve special class shares without par value (“Golden Shares”). All numbers of share and per share amounts included herein reflect retroactive application of the stock split.

In June 2007, we issued US$ 1,880 Mandatorily Convertible Notes due June 15, 2010 for total proceeds of US$ 1,869 net of commissions. The Notes bear interest at 5.50% per year payable quarterly and additional interest which will be payable based on the net amount of cash distribution paid to ADS holders. The US$ 1,296 Notes are mandatorily convertible into an aggregate maximum of 56,582,040 common shares and the US$ 584 Notes are mandatorily convertible into an aggregate maximum of 30,295,456 preferred class A shares. On the maturity date (whether at stated maturity or upon acceleration following an event of default), the Series RIO Notes will automatically convert into ADSs, each ADS representing one common share of Vale, and the Series RIO P Notes will automatically convert into ADSs, each ADS representing one preferred class A share of Vale. We currently hold the shares to be issued on conversion in treasury stock. The Notes are not repayable in cash. Holders of notes will have no voting rights. We will pay to the holders of our Series RIO Notes or RIO P Notes additional interest in the event that Vale makes cash distributions to all holders of RIO ADSs or RIO P ADSs, respectively. We determined, using a statistical model, that the potential variability in the number of shares to be converted is not a predominant feature of this hybrid financial instrument and thus classified it as an equity instrument within our stockholders’ equity. Other than during the cash acquisition conversion period, holders of the notes have the right to convert their notes, in whole or in part, at any time prior to maturity in the case of the Series RIO Notes, into RIO ADSs at the minimum conversion rate of 0.8664 RIO ADSs per Series RIO Note, and in the case of Series RIO P Notes, into RIO P ADSs at the minimum conversion rate of 1.0283 RIO P ADSs per Series RIO P Note.

Note	Twenty Day Market Value		Conversion Rate
Rio P	Less than or equal to	US$19,30	2.5914
	Between	US$19,30 and US$24,31	US$50,00 divided by the twenty day market value
	Equal to or greater than	US$24,31	2.0566

Rio	Less than or equal to	US$22,90	2.1834
	Between	US$22,90 and US$28,86	US$50,00 divided by the twenty day market value
	Equal to or greater than	US$28,86	1.7328
In October 2008 we will pay additional interest to holders of the mandatorily convertible notes of series RIO and of series RIO P, equal to the U.S. dollar equivalent of R$ 1.187165 and R$ 1.409004, respectively.

In May 2008 we paid additional interest to holders of the mandatorily convertible notes (notes) RIO and RIO P, equal to US$ 19.

In April 2007, at an Extraordinary Shareholders´ Meeting the paid-up capital was increased by US$ 4,187 through transfer of reserves, without issuance of shares, to US$ 12,695.

In December 2007, significant changes were made to Brazilian Corporate law to permit Brazil to converge with International Financial Reporting Standards (IFRS). Such changes will be effective for the fiscal year ended December 31, 2008. These changes may affect the method of calculating and amortizing goodwill on business combinations, the recognition of exchange gain an losses in foreign subsidiaries, joint ventures and affiliates and related tax effects, among others. These changes have yet to be codified by the regulator, we are currently studying the possible effects, which may arise upon adoption this law.

Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

				Nine-month period ended September
	Three-month period ended (unaudited)			30, (unaudited)
	September 30,		September 30,
	2008	June 30, 2008	2007	2008	2007
Net income for the period	4,821	5,009	2,940	11,851	9,252

Interest attributed to preferred convertible notes	(8)	(15)	(8)	(31)	(8)
Interest attributed to common convertible notes	(16)	(30)	(19)	(64)	(19)

Net income for the period adjusted	4,797	4,964	2,913	11,756	9,225

Basic and diluted earnings per share

Income available to preferred stockholders	1,850	1,906	1,119	4,522	3,583
Income available to common stockholders	2,866	2,970	1,742	7,029	5,582
Income available to convertible notes linked to preferred shares	28	31	18	71	21
Income available to convertible notes linked to common shares	53	57	34	134	39
Weighted average number of shares outstanding (thousands of shares) — preferred shares	1,976,727	1,889,175	1,889,175	1,930,379	1,889,171
Weighted average number of shares outstanding (thousands of shares) — common shares	3,063,752	2,943,216	2,943,216	3,000,528	2,943,216
Treasury preferred shares linked to mandatorily convertible notes	30,295	30,295	30,295	30,295	10,904
Treasury common shares linked to mandatorily convertible notes	56,582	56,582	56,582	56,582	20,364

Total	5,127,356	4,919,268	4,919,268	5,017,784	4,863,655

Earnings per preferred share	0.94	1.01	0.59	2.34	1.90
Earnings per common share	0.94	1.01	0.59	2.34	1.90
Earnings per convertible notes linked to preferred share (*)	1.19	1.52	0.86	3.37	2.66
Earnings per convertible notes linked to common share (*)	1.25	1.54	0.94	3.50	2.85

(*)	Basic earnings per share only as dilution assumes conversion.
Were the conversion of the convertible notes considered in the calculation of diluted earnings per share they would generate a minor antidilutive effect as shown below:

				Nine-month period ended
	Three-month period ended (unaudited)			September 30, (unaudited)
	September 30,		September 30,
	2008	June 30, 2008	2007	2008	2007
Income available to preferred stockholders	1,885	1,952	1,145	4,623	3,612
Income available to common stockholders	2,936	3,057	1,795	7,228	5,640
Weighted average number of shares outstanding (thousands of shares) — preferred shares	2,007,022	1,919,470	1,919,470	1,960,674	1,900,075
Weighted average number of shares outstanding (thousands of shares) — common shares	3,120,334	2,999,798	2,999,798	3,057,110	2,963,580
Earnings per preferred share	0.94	1.02	0.60	2.36	1.90
Earnings per common share	0.94	1.02	0.60	2.36	1.90

13	Other cumulative comprehensive income

				Nine-month period ended
	Three-month period ended (unaudited)			September 30, (unaudited)
	September 30,		September 30,
	2008	June 30, 2008	2007	2008	2007
Comprehensive income is comprised as follows:
Net income	4,821	5,009	2,940	11,851	9,252
Cumulative translation adjustments	(6,835)	1,707	1,467	(5,333)	2,631
Unrealized gain (loss) on available-for-sale securities	(190)	(94)	24	(290)	(42)
Surplus (deficit) accrued pension plan	(468)	104	68	(379)	187
Hedge/Cash flow hedge	20	6	9	(1)	23

Total comprehensive income	(2,652)	6,732	4,508	5,848	12,051

Tax effect on other comprehensive income allocated to each component
Unrealized gain (loss) on available-for-sale securities
Gross balance as of the period end	(105)	152	326	(105)	326
Tax (expense) benefit	26	(41)	(97)	26	(97)

Net balance as of the period end	(79)	111	229	(79)	229

Surplus accrued pension plan
Gross balance as of the period end	(415)	289	817	(415)	817
Tax (expense) benefit	111	(125)	(277)	111	(277)

Net balance as of the period end	(304)	164	540	(304)	540

14	Pension cost

We previously disclosed in our consolidated financial statements for the year ended December 31, 2007, that we expected to contribute US$ 324 to our defined benefit pension plan in 2008. As of September 30, 2008, total contributions of US$ 288 had been made. We do not expect any significant change in our previous estimate.

	Three-month period ended (unaudited)
	September 30, 2008
	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits
Service cost - benefits earned during the period	8	47	20
Interest cost on projected benefit obligation	223	195	64
Expected return on assets	(372)	(196)	—
Amortization of initial transitory obligation	11	2	(6)
Net deferral	(4)	—	—

Net periodic pension cost	(134)	48	78

			June 30, 2008
	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits
Service cost - benefits earned during the period	3	16	8
Interest cost on projected benefit obligation	82	66	20
Expected return on assets	(137)	(68)	—
Amortization of initial transitory obligation	4	—	(3)
Net deferral	(1)	—	—

Net periodic pension cost	(49)	14	25

			September 30, 2007
	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits
Service cost - benefits earned during the period	2	14	5
Interest cost on projected benefit obligation	77	53	18
Expected return on assets	(144)	(59)	—
Amortization of initial transitory obligation	4	—	—
Net deferral	(4)	—	—

Net periodic pension cost	(65)	8	23

	Nine-month period ended September 30, (unaudited)
	2008			2007
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Service cost - benefits earned during the period	8	47	20	6	43	14
Interest cost on projected benefit obligation	223	195	64	196	153	52
Expected return on assets	(372)	(196)	—	(365)	(174)	—
Amortization of initial transitory obligation	11	2	(6)	9	—	—
Net deferral	(4)	—	—	(11)	—	—

Net periodic pension cost	(134)	48	78	(165)	22	66

15	Long-term incentive compensation plan

In 2008, with the purpose of introducing a “shareholders vision” to certain of our executives, as well as improving retention and reinforcing our culture of sustainable performance, the Board of Directors approved a long-term incentive compensation plan, which was implemented in April 2008, in respect with a three-year cycle (2008 to 2010).

Under the terms of the plan, the participants, restricted to certain executives, may elect to allocate part of their annual bonus to the plan. That portion of the bonus allocated to the plan is in fact used by the executive to purchase preferred shares of Vale, through a defined financial institution, at market conditions and with no benefit provided by Vale.

The shares purchased by each executive have no restrictions and may, at the participant’s discretion, be sold at any time. However, in order to be entitled to the long-term incentive compensation plan to be provided by Vale, the amount of shares initially purchased by the executives on the plan’s adoption, must be held for a three-year period, and, the executive must retain its employment relationship with Vale during that period.

Upon meeting these two conditions described above (keeping the number of shares purchased, and, remaining Vale’s employees, over three years), the participant become entitled to receive from Vale, a cash payment equivalent to the total amount of shares held, based on market rates.

We account for the compensation cost provided to our executives under this long-term incentive compensation plan, following the requirements of FAS 123(R) – “Accounting for Stock-Based Compensation”. Liabilities are measured at each reporting date at fair value, based on market rates. Compensation costs incurred are recognized, over the defined three-year vesting period. At September, 2008, we have recognized a long-term liability of US$ 3, relating to 714,081 shares.

16	Commitments and contingencies

(a)	We provided certain guarantees on behalf of our Goro project pursuant to which we guaranteed payments due from Goro of up to a maximum amount of US$ 100 (“Maximum Amount”) in connection with an indemnity. We also provided additional guarantees covering the amounts payable by Goro regarding (a) amounts exceeding the Maximum Amount in connection with the indemnity and (b) certain other amounts under lease agreements.

Sumic Nickel Netherlands B.V. (Sumic), a 21% shareholder of Goro, has a put option to sell to Vale Inco 25%, 50%, or 100% of this share of Goro. The put option can be exercised if the defined cost of the initial Goro project exceeds US$ 4,200 at project rates and an agreement cannot be reached on how to proceed with the project.

We provided guarantees covering certain termination payments by Goro to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for the Goro nickel-cobalt project. The amount of the termination payments guaranteed depends upon a number of factors, including whether any termination of the ESA occurs as a result of a default by Goro and the date of such an early termination. If Goro defaults under the ESA prior to the anticipated start date for electricity supply, the termination payment, which currently is at its maximum amount, would be $ 145. Once the supply of electricity under the ESA to the project begins, the guaranteed amounts will decrease over the life of the ESA.

(b)	We and our subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the amounts recognized are sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	September 30, 2008 (unaudited)			December 31, 2007
	Provision for		Provision for
	contingencies	Judicial deposits	contingencies	Judicial deposits
Labor and social security claims	548	404	519	372
Civil claims	317	249	311	135
Tax - related actions	912	525	1,605	613
Others	17	4	18	4

	1,794	1,182	2,453	1,124

Labor and social security - related actions principally comprise claims by Brazilian employees and former employees for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

Civil - actions principally related to claims made against us by contractors in Brazil in connection with losses alleged to have been incurred by them as a result of various past Government economic plans during which full inflation indexation of contracts was not permitted, as well, as for accidents and land appropriations disputes.

Tax – tax-related actions principally comprise challenges initiated by us, on certain revenue taxes and value added taxes and uncertain tax positions. We continue to vigorously pursue our interests in all the above actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.

Judicial deposits are made by us following the courts requirements, in order to be entitled to either initiate or continue a legal action. These amounts are eventually released to us, upon receipt of a final favorable outcome from the legal action; in the case of unfavorable outcome, the deposits are delivered to the prevailing party.

Contingencies settled in September 30, 2008, June 30, 2008 and September 30, 2007 totaled US$ 141, US$ 569 and US$ 180, respectively. Additional provisions totaled US$ 113, US$ 73 and US$ 197, respectively, classified in other operating expenses.

In addition to the contingencies for which we have made provisions we are defendants on claims where in our opinion, and based on the advice of our legal counsel, the likelihood of loss is possible but not probable, in the total amount of US$ 2,670 at September 30, 2008, and for which no provision has been made.

(c)	At the time of our privatization in 1997, we issued shareholder revenue interests instruments known in Brazil as “debentures” participatives to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we could be able to derive from exploiting our mineral resources.

On September 2008 we paid as remuneration of these “debentures” participatives the amounts of US$ 6.

(d)	We use various judgments and assumptions when measuring our asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain.

The changes in the provisions for asset retirement obligations are as follows:

				Nine-month period ended
	Three-month period ended (unaudited)			September 30, (unaudited)
	September	June 30,	September
	30, 2008	2008	30, 2007	2008	2007
Beginning of period	1,101	975	760	975	676
Accretion expense	45	53	42	114	61
Liabilities settled in the current period	(1)	(2)	(2)	(6)	(7)
Revisions in estimated cash flows	—	9	—	(2)	—
Cumulative translation adjustment	(145)	66	59	(81)	129

End of period	1,000	1,101	859	1,000	859

17	Assets and liabilities measured at fair value on a recurring basis

From January 1, 2008, we adopted SFAS No. 157 – “Fair value measurements”. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. However, on February 12,2008, the FASB issued Staff Position 157-2 which delays the effective date of Statement 157 for all non financial assets and non financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. For items within its scope, this Staff Position defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008. The adoption of Statement 157 did not generate a material impact on our financial position, except for required disclosures about fair value measurements.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115” (“SFAS 159”). SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement shall be effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007. The adoption of such pronouncement did not generate a material impact on the Company’s financial position.

As required by SFAS 157, the following table discloses the assets and liabilities measured at fair value on a recurring basis (Unaudited):

	Fair value at the reporting date using
		Quoted prices in active	Quoted prices in active
		markets for identical	markets for identical
		assets or liabilities,	assets or liabilities,
	Carrying amount	(Level 1)	(Level 2)
Available-for-sale securities	88	88	—
Unrealized gains on derivatives	108	—	108
Short-term debt	(46)	—	(46)
Long-term debt	(19,126)	(6,564)	(12,562)
Other financial liabilities	(484)	—	(484)
Long-term incentive compensation plan			—

18	Segment and geographical information
We adopt SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. We analyze our segment information on aggregated and disaggregated basis as follows:
Consolidated net income and principal assets are reconciled as follows:
Results by segment - before eliminations (Aggregated)

	Three-month period ended (unaudited)
	September 30, 2008							June 30, 2008							September 30, 2007
		(*) Non							(*) Non							(*) Non
	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated
RESULTS
Gross revenues - Foreign	11,577	2,536	1,122	14	203	(5,615)	9,837	8,674	2,939	934	10	101	(3,652)	9,006	5,649	2,902	877	11	85	(2,748)	6,776
Gross revenues - Domestic	1,601	133	261	491	66	(267)	2,285	1,176	196	217	481	59	(238)	1,891	1,120	106	211	395	—	(484)	1,348
Cost and expenses	(8,202)	(1,567)	(1,143)	(328)	(185)	5,882	(5,543)	(5,677)	(1,454)	(951)	(308)	(133)	3,890	(4,633)	(4,570)	(1,435)	(837)	(235)	(111)	3,232	(3,956)
Research and development	(92)	(122)	—	(31)	(86)	—	(331)	(89)	(76)	—	(33)	(71)	—	(269)	(44)	(98)	—	(8)	(56)	—	(206)
Depreciation, depletion and amortization	(270)	(353)	(47)	(34)	(9)	—	(713)	(292)	(382)	(44)	(38)	(4)	—	(760)	(236)	(238)	(26)	(25)	(7)	—	(532)

Operating income	4,614	627	193	112	(11)	—	5,535	3,792	1,223	156	112	(48)	—	5,235	1,919	1,237	225	138	(89)	—	3,430
Financial income	923	201	12	3	—	(862)	277	577	196	5	2	—	(757)	23	665	59	4	3	(1)	(691)	39
Financial expenses	(954)	(360)	(11)	(1)	7	862	(457)	(712)	(383)	(10)	(1)	—	757	(349)	(807)	(411)	(18)	(4)	(44)	691	(593)
Gains (losses) on derivatives, net	(639)	16	36	—	—	—	(587)	600	51	4	—	—	—	655	259	47	78	—	—	—	384
Foreign exchange and monetary gains (losses), net	(102)	4	(185)	(41)	3	—	(321)	723	9	97	(1)	10	—	838	444	44	37	(2)	41	—	564
Gain on sale of investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	81	—	20	2	—	103
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	175	—	18	47	50	—	290	236	—	8	(41)	57	—	260	86	4	21	36	18	—	165
Income taxes	190	(74)	9	19	—	—	144	(1,007)	(424)	(75)	—	—	—	(1,506)	(612)	(248)	(83)	(4)	—	—	(947)
Minority interests	(14)	(38)	(20)	—	12	—	(60)	10	(61)	(85)	—	(11)	—	(147)	—	(120)	(96)	—	11	—	(205)

Net income	4,193	376	52	139	61	—	4,821	4,219	611	100	71	8	—	5,009	1,954	693	168	187	(62)	—	2,940

Sales classified by geographic destination:
Foreign market America, except United States	601	216	322	—	—	(432)	707	546	378	302	—	—	(295)	931	369	369	227	3	—	(272)	696
United States	313	406	93	—	—	(155)	657	211	541	107	—	—	(92)	767	115	564	52	—	17	(57)	691
Europe	3,714	735	478	12	8	(1,933)	3,014	2,903	710	330	—	—	(1,294)	2,649	1,834	715	398	8	—	(980)	1,975
Middle East/Africa/ Ocearia	605	56	58	—	61	(303)	477	516	91	22	—	39	(215)	453	194	85	38	—	68	(82)	303
Japan	1,304	323	158	—	98	(573)	1,310	986	399	164	—	34	(382)	1,200	638	472	146	—	—	(277)	979
China	3,926	223	13	2	4	(1,686)	2,482	2,703	218	—	10	—	(1,047)	1,884	2,061	286	—	—	—	(860)	1,487
Asia, other than Japan and China	1,114	577	—	—	32	(533)	1,190	810	602	9	—	28	(327)	1,122	438	411	16	—	—	(220)	645

	11,577	2,536	1,122	14	203	(5,615)	9,837	8,674	2,939	934	10	101	(3,652)	9,006	5,649	2,902	877	11	85	(2,748)	6,776
Domestic market	1,601	133	261	491	66	(267)	2,285	1,176	196	217	481	59	(238)	1,891	1,120	106	211	395	—	(484)	1,348

	13,178	2,669	1,383	505	269	(5,882)	12,122	9,850	3,135	1,151	491	160	(3,890)	10,897	6,769	3,008	1,088	406	85	(3,232)	8,124

(*)	Other than Aluminum.

Operating segment – after eliminations (Disaggregated)

									As of and for the three-month period ended (unaudited)
									September 30, 2008
			Revenues
										Property,	Addition to
										Plant and	Property,
										Equipment,	Plant and
								Depreciation,		Net and	Equipment
				Value	Net	Cost and		depletion and	Operating	Intangible	and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Assets	Intangible	Investments
Ferrous
Iron ore	5,149	1,026	6,175	(142)	6,033	(2,075)	3,958	(239)	3,719	16,139	708	56
Pellets	1,095	317	1,412	(75)	1,337	(746)	591	(25)	566	1,273	(2)	848
Manganese	101	18	119	(6)	113	(20)	93	(1)	92	79	1	—
Ferroalloys	212	152	364	(39)	325	(141)	184	(4)	180	137	11	—
Pig iron	60	—	60	—	60	(21)	39	—	39	176	5	—

	6,617	1,513	8,130	(262)	7,868	(3,003)	4,865	(269)	4,596	17,804	723	904

Non ferrous
Nickel and other products (*)	1,933	12	1,945	—	1,945	(1,107)	838	(314)	524	23,355	555	93
Potash	—	103	103	(5)	98	(36)	62	(5)	57	130	2	—
Kaolin	46	11	57	(2)	55	(56)	(1)	(11)	(12)	232	(5)	—
Copper concentrate	244	6	250	(1)	249	(153)	96	(22)	74	1,838	73	—
Aluminum products	767	122	889	(25)	864	(675)	189	(49)	140	4,391	24	126

	2,990	254	3,244	(33)	3,211	(2,027)	1,184	(401)	783	29,946	649	219

Logistics
Railroads	—	386	386	(64)	322	(207)	115	(26)	89	1,696	75	289
Ports	—	87	87	(14)	73	(65)	8	(9)	(1)	1,637	44	—
Ships	—	—	—	—	—	—	—	—	—	33	1	109

	—	473	473	(78)	395	(272)	123	(35)	88	3,366	120	398
Others	230	45	275	(10)	265	(189)	76	(8)	68	3,346	61	1,152

	9,837	2,285	12,122	(383)	11,739	(5,491)	6,248	(713)	5,535	54,462	1,553	2,673

(*) Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment – after eliminations (Disaggregated)

								As of and for the three-month period ended (unaudited)
										June 30, 2008
			Revenues
										Property,	Addition to
										Plant and	Property,
										Equipment,	Plant and
								Depreciation,		Net and	Equipment
				Value	Net	Cost and		depletion and	Operating	Intangible	and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Assets	Intangible	Investments
Ferrous
Iron ore	4,242	706	4,948	(85)	4,863	(1,508)	3,355	(245)	3,110	18,825	913	69
Pellets	966	216	1,182	(49)	1,133	(656)	477	(39)	438	1,455	41	982
Manganese	70	13	83	(3)	80	(20)	60	(3)	57	84	—	—
Ferroalloys	223	159	382	(40)	342	(123)	219	(9)	210	171	1	—
Pig iron	57	—	57	—	57	(32)	25	(1)	24	209	1	—

	5,558	1,094	6,652	(177)	6,475	(2,339)	4,136	(297)	3,839	20,744	956	1,051

Non ferrous
Nickel and other products (*)	2,363	12	2,375	—	2,375	(1,040)	1,335	(342)	993	23,733	544	151
Potash	—	105	105	(5)	100	(40)	60	(6)	54	162	3	—
Kaolin	44	10	54	(3)	51	(61)	(10)	(9)	(19)	286	2	—
Copper concentrate	248	69	317	(15)	302	(139)	163	(21)	142	2,204	69	—
Aluminum products	640	88	728	(21)	707	(560)	147	(43)	104	5,294	197	107

	3,295	284	3,579	(44)	3,535	(1,840)	1,695	(421)	1,274	31,679	815	258

Logistics
Railroads	—	381	381	(64)	317	(218)	99	(30)	69	2,012	23	297
Ports	—	81	81	(10)	71	(47)	24	(7)	17	1,912	41	—
Ships	—	—	—	—	—	—	—	—	—	33	—	127

	—	462	462	(74)	388	(265)	123	(37)	86	3,957	64	424
Others	153	51	204	(2)	202	(161)	41	(5)	36	3,602	270	1,391

	9,006	1,891	10,897	(297)	10,600	(4,605)	5,995	(760)	5,235	59,982	2,105	3,124

(*) Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment – after eliminations (Disaggregated)

									As of and for the three-month period ended (unaudited)
									September 30, 2007
		Revenues
										Property,	Addition to
										Plant and	Property,
										Equipment,	Plant and
								Depreciation,		Net and	Equipment
				Value	Net	Cost and		depletion and	Operating	Intangible	and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Assets	Intangible	Investments
Ferrous
Iron ore	2,696	514	3,210	(76)	3,134	(1,146)	1,988	(196)	1,792	15,071	559	53
Pellets	556	161	717	(37)	680	(511)	169	(23)	146	1,529	7	681
Manganese	8	5	13	(2)	11	(19)	(8)	(2)	(10)	72	—	—
Ferroalloys	90	76	166	(20)	146	(96)	50	(6)	44	178	3	—
Pig iron	17	—	17	—	17	(11)	6	—	6	190	4	—

	3,367	756	4,123	(135)	3,988	(1,783)	2,205	(227)	1,978	17,040	573	734

Non ferrous
Nickel and other products (*)	2,514	13	2,527	—	2,527	(1,143)	1,384	(211)	1,173	23,170	510	269
Potash	—	49	49	(2)	47	(28)	19	(5)	14	188	4	—
Kaolin	51	8	59	(3)	56	(76)	(20)	(9)	(29)	298	(1)	—
Copper concentrate	150	36	186	(8)	178	(117)	61	(13)	48	1,747	30	—
Aluminum products	603	74	677	(6)	671	(423)	248	(28)	220	4,086	207	163

	3,318	180	3,498	(19)	3,479	(1,787)	1,692	(266)	1,426	29,489	750	432

Logistics
Railroads	—	323	323	(54)	269	(166)	103	(23)	80	840	16	397
Ports	—	58	58	(13)	45	(42)	3	(6)	(3)	1,148	24	—
Ships	—	10	10	—	10	(6)	4	(1)	3	39	—	—

	—	391	391	(67)	324	(214)	110	(30)	80	2,027	40	397
Others	91	21	112	(5)	107	(152)	(45)	(9)	(54)	2,250	4	1,032

	6,776	1,348	8,124	(226)	7,898	(3,936)	3,962	(532)	3,430	50,806	1,367	2,595

(*) Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment – after eliminations (Disaggregated)

											Nine-month period ended September 30, (unaudited)
							2008							2007
		(*) Non							(*) Non
	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated
RESULTS
Gross revenues — Foreign	25,829	8,336	2,915	45	376	(11,994)	25,507	15,222	10,360	2,665	39	155	(7,574)	20,867
Gross revenues — Domestic	3,657	420	671	1,337	181	(706)	5,560	2,749	374	534	1,131	—	(952)	3,836
Cost and expenses	(18,379)	(4,323)	(3,019)	(880)	(452)	12,700	(14,353)	(11,987)	(5,506)	(2,400)	(708)	(197)	8,526	(12,272)
Research and development	(231)	(268)	—	(84)	(207)	—	(790)	(91)	(237)	—	(13)	(130)	—	(471)
Depreciation, depletion and amortization	(850)	(1,134)	(133)	(102)	(20)	—	(2,239)	(655)	(635)	(74)	(74)	(11)	—	(1,449)

Operating income	10,026	3,031	434	316	(122)	—	13,685	5,238	4,356	725	375	(183)	—	10,511
Financial income	2,165	614	20	7	—	(2,451)	355	1,861	351	12	8	24	(2,019)	237
Financial expenses	(2,654)	(1,122)	(41)	(5)	5	2,451	(1,366)	(3,038)	(798)	(92)	(7)	(47)	2,019	(1,963)
Gains (losses) on derivatives, net	(84)	(56)	(86)	—	—	—	(226)	624	(92)	49	—	—	—	581
Foreign exchange and monetary gains (losses), net	732	(15)	(69)	(44)	1	—	605	2,073	23	143	(10)	43	—	2,272
Gain on sale of investments	—	80	—	—	—	—	80	—	81	—	237	459	—	777
Equity in results of affiliates and joint ventures and investments	463	—	40	40	126	—	669	239	4	63	86	67	—	459
Income taxes	(838)	(829)	(83)	19	11	—	(1,720)	(1,661)	(1,109)	(201)	(14)	—	—	(2,985)
Minority interests	(2)	(145)	(85)	—	1	—	(231)	(35)	(358)	(254)	(1)	11	—	(637)

Net income	9,808	1,558	130	333	22	—	11,851	5,301	2,458	445	674	374	—	9,252

Sales classified by geographic destination:
Foreign market
America, except United States	1,470	935	816	1	—	(930)	2,292	1,032	1,087	711	23	—	(786)	2,067
United States	604	1,530	304	1	—	(322)	2,117	330	1,945	163	—	57	(202)	2,293
Europe	8,500	2,134	1,181	28	9	(4,294)	7,558	4,874	1,953	1,228	11	—	(2,672)	5,394
Middle East/Africa/Oceania	1,361	205	124	—	100	(648)	1,142	623	262	97	—	98	(274)	806
Japan	2,907	1,063	458	1	171	(1,215)	3,385	1,580	1,649	450	—	—	(703)	2,976
China	8,503	737	23	13	4	(3,529)	5,751	5,612	1,057	—	4	—	(2,351)	4,322
Asia, other than Japan and China	2,484	1,732	9	1	92	(1,056)	3,262	1,171	2,407	16	1	—	(586)	3,009

	25,829	8,336	2,915	45	376	(11,994)	25,507	15,222	10,360	2,665	39	155	(7,574)	20,867
Domestic market	3,657	420	671	1,337	181	(706)	5,560	2,749	374	534	1,131	—	(952)	3,836

	29,486	8,756	3,586	1,382	557	(12,700)	31,067	17,971	10,734	3,199	1,170	155	(8,526)	24,703

(*) Other than Aluminum.

Operating segment – after eliminations (Disaggregated)

									Nine-month period ended September 30, (unaudited)
									2008
			Revenues
										Property,	Addition to
										Plant and	Property,
										Equipment,	Plant and
								Depreciation,		Net and	Equipment
				Value	Net	Cost and		depletion and	Operating	Intangible	and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Assets	Intangible	Investments
Ferrous
Iron ore	11,997	2,242	14,239	(300)	13,939	(5,050)	8,889	(729)	8,160	16,139	2,285	56
Pellets	2,567	706	3,273	(164)	3,109	(1,872)	1,237	(93)	1,144	1,273	51	848
Manganese	202	40	242	(11)	231	(60)	171	(5)	166	79	2	—
Ferroalloys	612	424	1,036	(107)	929	(388)	541	(19)	522	137	14	—
Pig iron	146	—	146	—	146	(67)	79	(3)	76	176	6	—

	15,524	3,412	18,936	(582)	18,354	(7,437)	10,917	(849)	10,068	17,804	2,358	904

Non ferrous
Nickel and other products (*)	6,674	37	6,711	—	6,711	(3,127)	3,584	(1,028)	2,556	23,355	1,580	93
Potash	—	272	272	(14)	258	(105)	153	(18)	135	130	8	—
Kaolin	132	32	164	(7)	157	(173)	(16)	(27)	(43)	232	4	—
Copper concentrate	714	76	790	(16)	774	(398)	376	(60)	316	1,838	194	—
Aluminum products	1,968	295	2,263	(63)	2,200	(1,745)	455	(134)	321	4,391	325	126

	9,488	712	10,200	(100)	10,100	(5,548)	4,552	(1,267)	3,285	29,946	2,111	219

Logistics
Railroads	—	1,063	1,063	(165)	898	(597)	301	(81)	220	1,696	111	289
Ports	11	223	234	(29)	205	(157)	48	(22)	26	1,637	129	—
Ships	—	—	—	—	—	—	—	—	—	33	1	109

	11	1,286	1,297	(194)	1,103	(754)	349	(103)	246	3,366	241	398
Others	484	150	634	(20)	614	(508)	106	(20)	86	3,346	573	1,152

	25,507	5,560	31,067	(896)	30,171	(14,247)	15,924	(2,239)	13,685	54,462	5,283	2,673

(*) Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment – after eliminations (Disaggregated)

									Nine-month period ended September 30, (unaudited)
									2007
			Revenues
										Property,	Addition to
										Plant and	Property,
										Equipment,	Plant and
								Depreciation,		Net and	Equipment
				Value	Net	Cost and		depletion and	Operating	Intangible	and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Assets	Intangible	Investments
Ferrous
Iron ore	7,055	1,504	8,559	(212)	8,347	(2,998)	5,349	(555)	4,794	15,071	1,538	53
Pellets	1,627	385	2,012	(86)	1,926	(1,370)	556	(61)	495	1,529	61	681
Manganese	27	13	40	(4)	36	(45)	(9)	(5)	(14)	72	1	—
Ferroalloys	264	172	436	(44)	392	(305)	87	(17)	70	178	10	—
Pig iron	57	—	57	—	57	(44)	13	—	13	190	28	—

	9,030	2,074	11,104	(346)	10,758	(4,762)	5,996	(638)	5,358	17,040	1,638	734

Non ferrous
Nickel and other products (*)	9,184	114	9,298	—	9,298	(4,679)	4,619	(557)	4,062	23,170	1,383	269
Potash	—	120	120	(7)	113	(73)	40	(16)	24	188	13	—
Kaolin	140	24	164	(7)	157	(188)	(31)	(23)	(54)	298	31	—
Copper concentrate	488	111	599	(24)	575	(310)	265	(43)	222	1,747	111	—
Aluminum products	1,832	218	2,050	(42)	2,008	(1,225)	783	(74)	709	4,086	777	163

	11,644	587	12,231	(80)	12,151	(6,475)	5,676	(713)	4,963	29,489	2,315	432

Logistics
Railroads	—	898	898	(147)	751	(442)	309	(65)	244	840	29	397
Ports	3	187	190	(37)	153	(125)	28	(16)	12	1,148	44	—
Ships	16	32	48	(3)	45	(44)	1	(3)	(2)	39	12	—

	19	1,117	1,136	(187)	949	(611)	338	(84)	254	2,027	85	397
Others	174	58	232	(11)	221	(271)	(50)	(14)	(64)	2,250	68	1,032

	20,867	3,836	24,703	(624)	24,079	(12,119)	11,960	(1,449)	10,511	50,806	4,106	2,595

(*) Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

19	Derivative financial instruments
We consider the effective management of risk a key objective to support our growth strategy and financial flexibility. In furtherance of this objective, the Board of Directors has established an enterprise risk management policy and a risk management committee. Under the policy, we measure, monitor, and manage risk at the portfolio level, using a single framework, and consider the natural diversification of our portfolio. We hedge our market risk only when considered necessary to support our corporate strategy or to maintain our target level of financial flexibility. The risk management committee assists our Executive Directors in overseeing and reviewing information regarding our enterprise risk management and framework, including the significant policies, procedures and practices employed to manage risk. Our enterprise risk management policy is designed to promote an effective risk management system and to ensure that enterprise-level risks are reported at least quarterly to the risk management committee.
Considering the nature of our business and operations, the principal market risks we face are:
•	interest rate risk,

•	exchange rate risk, and

•	product price risk.
We hedge our market risk only when considered necessary to support our corporate strategy or to maintain our target level of financial flexibility. Our risk management activities are conducted in accordance with the risk management policy, which prohibits speculative trading. We monitor and evaluate our overall position regularly in order to evaluate financial results and impact on our cash flow.
Considering the derivatives entered into since January 1, 2007, the contracts set with the objective of protecting against aluminum price volatility were designated as cash flow hedges.

The asset (liability) balances and the change in fair value of derivative financial instruments are as follows (unaudited):

	Interest
	rates		Products of
	(LIBOR) /		aluminum
	Currencies	Gold	area	Copper	Nickel	Platinum	Total
Unrealized gains (losses) at July 1, 2008	1,201	(21)	(189)	(166)	37	(21)	841
Financial settlement	(176)	10	57	62	20	6	(21)
Unrealized gains (losses) in the period	(635)	(14)	75	33	(18)	14	(545)
Effect of exchange rate changes	(222)	15	11	31	(1)	(1)	(167)

Unrealized gains (losses) at September 30, 2008	168	(10)	(46)	(40)	38	(2)	108

Unrealized gains (losses) at April 1, 2008	600	(34)	(248)	(244)	6	(31)	49
Financial settlement	(137)	10	63	76	(15)	11	8
Unrealized gains (losses) in the period	655	5	16	24	44	2	746
Effect of exchange rate changes	83	(2)	(20)	(22)	2	(3)	38

Unrealized gains (losses) at June 30, 2008	1,201	(21)	(189)	(166)	37	(21)	841

Unrealized gains (losses) at July 1, 2007	363	(37)	(292)	(355)	28	(24)	(317)
Financial settlement	(10)	7	28	70	(76)	4	23
Unrealized gains (losses) in the period	273	(7)	96	(69)	50	(5)	338
Effect of exchange rate changes	23	(2)	(8)	(2)	1	—	12

Unrealized gains (losses) at September 30, 2007	649	(39)	(176)	(356)	3	(25)	56

Unrealized gains (losses) at January 1, 2008	626	(36)	(98)	(188)	42	(24)	322
Financial settlement	(164)	22	87	138	(14)	20	89
Unrealized gains (losses) in the period	602	(4)	(158)	(111)	8	(18)	319
Effect of exchange rate changes	137	(3)	(20)	(5)	1	1	111

Unrealized gains (losses) at June 30, 2008	1,201	(21)	(189)	(166)	37	(21)	841

Unrealized gains (losses) at January 1, 2008	626	(36)	(98)	(188)	42	(24)	322
Financial settlement	(340)	32	144	200	6	26	68
Unrealized gains (losses) in the period	(33)	(18)	(83)	(78)	(10)	(4)	(226)
Effect of exchange rate changes	(85)	12	(9)	26	—	—	(56)

Unrealized gains (losses) at September 30, 2008	168	(10)	(46)	(40)	38	(2)	108

Unrealized gains (losses) at January 1, 2007	(10)	(53)	(318)	(298)	16	(20)	(683)
Financial settlement	(90)	23	96	177	(64)	8	150
Unrealized gains (losses) in the period	705	(2)	86	(235)	50	(13)	591
Effect of exchange rate changes	44	(7)	(40)	—	1	—	(2)

Unrealized gains (losses) at September 30, 2007	649	(39)	(176)	(356)	3	(25)	56

Final maturity dates for the above instruments are as follows:

Gold	December 2008
Interest rates / Currencies	December 2019
Products of the aluminum area	December 2008
Copper concentrate	January 2009
Nickel	August 2010
Platinum	December 2008

Under US GAAP, all derivatives, whether designated in hedging relationships or not, are required to be recorded in the balance sheet at fair value. A derivative must be designated in a hedging relationship in order to qualify for hedge accounting. These requirements include a determination of what portions of hedges are deemed to be effective versus ineffective. In general, a hedging relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the underlying hedged item. In accordance with these requirements, effectiveness tests are performed in order to assess effectiveness and quantify ineffectiveness for all designated hedges. At September 30, 2008, we had outstanding cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in expected future cash flows that is attributable to a particular risk such as a forecasted purchase or sale. If a derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in earnings when the hedged item affects earnings. Ineffective portions of changes in the fair value of the derivatives designated as hedges are recognized in earnings. Under US GAAP, if a portion of a derivative contract is excluded for purposes of effectiveness testing, such as time value, the value of such excluded portion is included in earnings. At September 30, 2008, unrealized net gosses in respect of derivative instruments which were not qualified for hedge accounting under US GAAP amounted to US$ 226.
Over-the-counter (OTC) forward and zero-cost collar aluminum contracts are used to reduce the effect of fluctuations in the price of aluminum with respect to forecasted sales of aluminum and alumina. These contracts have been designated as a hedge to our exposure to variability in future cash flows associated with our aluminum and alumina sales. There was no hedge ineffectiveness regarding these contracts since the inception of our cash flow hedge accounting program. At September 30, 2008, US$1 of deferred net losses on derivative instruments was recorded in other comprehensive income. The maximum term over which cash flows are hedged is 24 months.
20	Subsequents events
In October 2008 the Board of Directors announces a share buy-back program of up to 69,944,380 common shares and up to 169,210,249 preferred shares, corresponding to 5.5% and 8.5% of the free floating of each class, respectively, as of September 30, 2008.

Supplemental Financial Information (Unaudited)
The following unaudited information provides additional details in relation to certain financial ratios.
EBITDA – Earnings Before Financial Expenses, Minority Interests, Gain on Sale of Investments, Foreign Exchange and Monetary Gains (Losses), Equity in Results of Affiliates and Joint Ventures and Change in Provision for Losses on Equity Investments, Income Taxes, Depreciation and Amortization
(a)	EBITDA represents operating income plus depreciation, amortization and depletion plus impairment/gain on sale of property, plant and equipment plus dividends received from equity investees.

(b)	EBITDA is not a U.S. GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.

(c)	Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.

(d)	Although EBITDA, as defined above, does not provide a U.S. GAAP measure of operating cash flows, our management uses it to measure our operating performance and financial analysts in evaluating our business commonly use it.
Selected financial indicators for the main affiliates and joint ventures are available on our website, www.vale.com, under “investor relations”

Indexes on Vale’s Consolidated Debt (Supplemental information — unaudited)

				Nine-month period ended
	Three-month period ended			September 30,
	September 30,		September 30,
	2008	June 30, 2008	2007	2008	2007
Current debt
Current portion of long-term debt — unrelated parties	733	730	702	733	702
Short-term debt	46	46	2	46	2
Loans from related parties	16	36	42	16	42

	795	812	746	795	746

Long-term debt
Long-term debt — unrelated parties	18,393	19,560	17,522	18,393	17,522

Gross debt (current plus long-term debt)	19,188	20,372	18,268	19,188	18,268

Interest paid over:
Interest paid	1,929	(362)	(325)	1,283	(969)
EBITDA	6,374	6,218	4,001	16,321	12,242
Stockholders’ equity	51,218	41,705	33,552	51,218	33,552
LTM (1) EBITDA / LTM (1) Interest paid	15.03	13.04	12.17	15.03	12.17
Gross Debt / LTM (1) EBITDA	0.97	1.17	1.23	0.97	1.23
Gross debt / Equity Capitalization (%)	27	33	35	27	35

Financial expenses
Interest expense	(293)	(254)	(307)	(860)	(1,035)
Labor and civil claims and tax-related actions	(23)	(8)	(19)	(76)	(59)
Tax on financial transactions — CPMF	—	—	(20)	—	(105)
Others	(141)	(87)	(247)	(430)	(764)

	(457)	(349)	(593)	(1,366)	(1,963)

Financial income
Cash and cash equivalents	252	22	16	303	73
Others	25	1	23	52	164

	277	23	39	355	237

Derivatives	(587)	655	384	(226)	581

Financial income (expenses), net	(767)	329	(170)	(1,237)	(1,145)

Foreign exchange and monetary gain (losses), net
Cash and cash equivalents	1,104	(67)	(9)	1,030	(92)
Loans	(2,169)	1,169	605	(836)	2,423
Others	744	(264)	(32)	411	(59)

	(321)	838	564	605	2,272

Financial result, net	(1,088)	1,167	394	(632)	1,127

(1)	Last twelve months

Calculation of EBITDA (Supplemental information — Unaudited)

				Nine-month period ended
	Three-month period ended			September 30,
	September 30,		September 30,
	2008	June 30, 2008	2007	2008	2007
Operating income	5,535	5,235	3,430	13,685	10,511
Depreciation	713	760	532	2,239	1,449

	6,248	5,995	3,962	15,924	11,960
Dividends received	126	223	39	397	282

EBITDA	6,374	6,218	4,001	16,321	12,242

Net operating revenues	11,739	10,600	7,898	30,171	24,079
Margin EBITDA	54.3%	58.7%	50.7%	54.1%	50.8%
Adjusted EBITDA x Operating Cash Flows (Supplemental information — Unaudited)

	Three-month period ended
	September 30, 2008		June 30, 2008		September 30, 2007
		Operating		Operating		Operating
	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows
Net income	4,821	4,821	5,009	5,009	2,940	2,940
Income tax — deferred	(621)	(621)	333	333	(28)	(28)
Income tax — current	477	—	1,173	—	975	—
Equity in results of affiliates and joint ventures and other investments	(290)	(290)	(260)	(260)	(165)	(165)
Foreign exchange and monetary gains, net	321	1,133	(838)	(1,300)	(564)	(519)
Financial expenses, net	767	83	(329)	(45)	170	9
Minority interests	60	60	147	147	205	205
Gain on sale of investments	—	—	—	—	(103)	(103)
Net working capital	—	(1,524)	—	(214)	—	243
Others	—	831	—	(572)	—	(313)

Operating income	5,535	4,493	5,235	3,098	3,430	2,269
Depreciation, depletion and amortization	713	713	760	760	532	532
Dividends received	126	126	223	223	39	39

	6,374	5,332	6,218	4,081	4,001	2,840

Operating cash flows		5,332		4,081		2,840
Income tax		477		1,173		975
Foreign exchange and monetary gains (losses)		(812)		462		(45)
Financial expenses		684		(284)		161
Net working capital		1,524		214		(243)
Others		(831)		572		313

EBITDA		6,374		6,218		4,001

	Nine-month period ended September 30,
	2008		2007
		Operating		Operating
	EBITDA	cash flows	EBITDA	cash flows
Net income	11,851	11,851	9,252	9,252
Income tax — deferred	(584)	(584)	(306)	(306)
Income tax — current	2,304	—	3,291	—
Equity in results of affiliates and joint ventures and other investments	(669)	(669)	(459)	(459)
Foreign exchange and monetary gains, net	(605)	(289)	(2,272)	(2,571)
Financial expenses, net	1,237	119	1,145	125
Minority interests	231	231	637	637
Gain on sale of investments	(80)	(80)	(777)	(777)
Net working capital	—	(2,966)	—	1,632
Others	—	572	—	(512)

Operating income	13,685	8,185	10,511	7,021
Depreciation, depletion and amortization	2,239	2,239	1,449	1,449
Dividends received	397	397	282	282

	16,321	10,821	12,242	8,752

Operating cash flows		10,821		8,752
Income tax		2,304		3,291
Foreign exchange and monetary gains (losses)		(316)		299
Financial expenses		1,118		1,020
Net working capital		2,966		(1,632)
Others		(572)		512

EBITDA		16,321		12,242

Board of Directors, Fiscal Council, Advisory committees and Executive Officers

Board of Directors	Fiscal Council

Sérgio Ricardo Silva Rosa	Marcelo Amaral Moraes
Chairman	Chairman

Mário da Silveira Teixeira Júnior	Aníbal Moreira dos Santos
Vice-President	Antônio José de Figueiredo Ferreira Bernard Appy
Francisco Augusto da Costa e Silva
João Batista Cavaglieri	Alternate
Jorge Luiz Pacheco	Marcos Coimbra
José Ricardo Sasseron	Marcus Pereira Aucélio
Luciano Galvão Coutinho	Oswaldo Mário Pêgo de Amorim Azevedo
Masami lijima
Oscar Augusto de Camargo Filho	Executive Officers
Renato da Cruz Gomes
Sandro Kohler Marcondes	Roger Agnelli
Chief Executive Officer
Advisory Committees of the Board of Directors
Carla Grasso
Controlling Committee	Executive Officer for Human Resources and Corporate
Luiz Carlos de Freitas	Services
Paulo Ricardo Ultra Soares
Paulo Roberto Ferreira de Medeiros	Demian Fiocca
Executive Officer for Management and Sustainability
Executive Development Committee
João Moisés de Oliveira	Eduardo de Salles Bartolomeo
José Ricardo Sasseron	Executive Officer for Logistics
Oscar Augusto de Camargo Filho
Fabio de Oliveira Barbosa
Strategic Committee	Chief Financial Officer and Investor Relations
Roger Agnelli
Mário da Silveira Teixeira Júnior	José Carlos Martins
Oscar Augusto de Camargo Filho	Executive Officer for Ferrous Minerals
Sérgio Ricardo Silva Rosa
Murilo de Oliveira Ferreira
Finance Committee	Executive Officer for Nickel and Basic Metals
Fabio de Oliveira Barbosa	Commercialization
Ivan Luiz Modesto Schara
Luiz Maurício Leuzinger	Tito Botelho Martins
Wanderlei Viçoso Fagundes	Executive Officer for Non Ferrous and Energy

Governance and Sustainability Committee	Marcus Vinícius Dias Severini
Jorge Luiz Pacheco	Chief Officer of Accounting and Control Department
Renato da Cruz Gomes
Ricardo Simonsen	Vera Lúcia de Almeida Pereira Elias
Chief Accountant
CRC-RJ - 043059/O-8

Equity Investee Information — 09/30/2008
Aluminum Area — Valesul (Additional information — Unaudited)

		2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market	MT (thousand)	4	7	6		17	9	10	8	8	35
Quantity sold — internal market	MT (thousand)	16	15	19		50	10	16	15	30	71

Quantity sold — total	MT (thousand)	20	22	25	—	67	19	26	23	38	106

Average sales price — external market	US$	2,653.70	2,846.14	2,679.23		2,735.46	2,828.64	2,902.69	2,750.68	2,580.48	2,777.48
Average sales price — internal market	US$	3,786.95	4,168.23	3,321.93		3,674.75	4,037.71	4,068.49	4,045.36	3,415.84	3,722.07
Average sales price — total	US$	3,560.30	3,747.56	3,148.89		3,426.11	3,512.03	3,652.13	3,696.79	3,177.17	3,410.18

Stockholders’ equity	US$	391	453	330		330	141	374	391	389	389

Net operating revenues	US$	58	70	81		209	70	72	65	65	272
Cost of products	US$	(48)	(55)	(75)		(178)	(48)	(55)	(52)	(57)	(212)
Other expenses / revenues	US$	(4)	(9)	(6)		(19)	(4)	(4)	(6)	(3)	(17)
Depreciation, amortization and depletion	US$	(4)	(4)	(4)		(12)	(2)	(2)	(4)	19	11

EBITDA	US$	2	2	(4)	—	—	16	11	3	24	54
Depreciation, amortization and depletion	US$	4	4	4		12	2	2	4	(19)	(11)

EBIT	US$	6	6	—	—	12	18	13	7	5	43
Net financial result	US$	(1)	—	7		6	—	—	1	(2)	(1)

Income before income tax and social contribution	US$	5	6	7	—	18	18	12	8	3	42
Income tax and social contribution	US$	(2)	(4)	(3)		(9)	(3)	(3)	(3)	(5)	(14)

Net income	US$	3	2	4	—	9	15	9	5	(2)	28

Aluminum Area — MRN (Additional information — Unaudited)

		2008					2007
Information		As of and for the three-month periods ended					As of and for the three-month periods ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market	MT (thousand)	1,369	1,573	1,496		4,438	1,386	1,356	1,522	1,365	5,629
Quantity sold — internal market	MT (thousand)	2,621	2,949	3,268		8,838	3,350	2,969	2,939	2,993	12,251

Quantity sold — total	MT (thousand)	3,990	4,522	4,764	—	13,276	4,736	4,325	4,461	4,358	17,880

Average sales price — external market	US$	61.52	34.93	34.71		34.96	33.35	32.47	33.29	34.42	33.38
Average sales price — internal market	US$	53.89	31.24	31.96		31.61	27.04	27.04	27.69	28.38	27.52
Average sales price — total	US$	56.51	32.52	32.83		32.73	28.89	28.74	29.60	30.27	29.37

Long-term indebtedness, gross	US$	46	115	97		97	38,936	35,488	26,516	163,768	163,768
Short-term indebtedness, gross	US$	245	221	226		226	204,362	223,553	207,048	28,566	28,566

Total indebtedness, gross	US$	291	336	323	—	323	243,298	259,041	233,564	192,334	192,334

Stockholders’ equity	US$	493	432	315		315	305	354	407	459	459

Net operating revenues	US$	117	130	139		386	132	125	128	131	516
Cost of products	US$	(63)	(82)	(81)		(226)	(64)	(66)	(60)	(68)	(258)
Other expenses / revenues	US$	(8)	2	(3)		(9)	(5)	(4)	(6)	(6)	(21)
Depreciation, amortization and depletion	US$	14	17	10		41	13	14	13	14	54

EBITDA	US$	60	67	65	—	192	76	69	75	71	291
Depreciation, amortization and depletion	US$	(14)	(17)	(10)		(41)	(13)	(14)	(13)	(14)	(54)

EBIT	US$	46	50	55	—	151	63	55	62	57	237
Net financial result	US$	(2)	(11)	(3)		(16)	(1)	(1)	(2)	—	(4)

Income before income tax and social contribution	US$	44	39	52	—	135	62	54	60	57	233
Income tax and social contribution	US$	(10)	(19)	(5)		(34)	(6)	(5)	(7)	(5)	(23)

Net income	US$	34	20	47	—	101	56	49	53	52	210

Aluminum Area — Albras (Additional information — Unaudited) — Consolidated Subsidiary

		2008					2007
Information		As of and for the three-month periods ended					As of and for the three-month periods ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market	MT (thousand)	109	99	117		325	108	123	108	104	443
Quantity sold — internal market	MT (thousand)	7	6	7		20	7	6	7	6	26

Quantity sold — total	MT (thousand)	116	105	124	—	345	115	129	115	110	469

Average sales price — external market	US$	2,486.87	2,939.31	2,888.76		2,696.61	2,688.76	2,726.53	2,631.55	2,405.80	2,611.76
Average sales price — internal market	US$	2,307.59	2,640.89	2,625.72		2,444.25	2,500.55	2,688.83	2,599.78	2,196.61	2,372.90
Average sales price — total	US$	2,476.70	2,920.77	2,874.64		2,682.19	2,677.30	2,724.78	2,585.19	2,393.38	2,598.49

Long-term indebtedness, gross	US$	283	301	267		267	319	303	306	301	301
Short-term indebtedness, gross	US$	111	90	128		128	4	9	2	40	40

Total indebtedness, gross	US$	394	391	395	—	395	323	312	308	341	341

Stockholders’ equity	US$	973	1,098	948		948	736	788	936	1,004	616

Net operating revenues	US$	292	310	346		948	309	353	299	268	1,229
Cost of products	US$	(222)	(222)	(254)		(698)	(197)	(232)	(206)	(207)	(842)
Other expenses / revenues	US$	(18)	(20)	(18)		(56)	(11)	(15)	(17)	(19)	(62)
Depreciation, amortization and depletion	US$	8	8	(9)		7	7	8	8	8	31

EBITDA	US$	60	76	65	—	201	108	114	84	50	356
Depreciation, amortization and depletion	US$	(8)	(8)	9		(7)	(7)	(8)	(8)	(8)	(31)

EBIT	US$	52	68	74	—	194	101	106	76	42	325
Net financial result	US$	(66)	37	(38)		(67)	16	(9)	67	37	111

Income (loss) before income tax and social contribution	US$	(14)	105	36	—	127	117	97	143	79	436
Income tax and social contribution	US$	(9)	(37)	(9)		(55)	(23)	(58)	(42)	(8)	(131)

Net income (loss)	US$	(23)	68	27	—	72	94	39	101	71	305

Aluminum Area — Alunorte (Additional information — Unaudited) — Consolidated Subsidiary

		2008					2007
Information		As of and for the three-month periods ended					As of and for the three-month periods ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market	MT (thousand)	814	832	975		2,621	699	769	828	933	3,229
Quantity sold — internal market	MT (thousand)	235	258	301		794	244	252	248	271	1,015

Quantity sold — total	MT (thousand)	1,049	1,090	1,276	—	3,415	943	1,021	1,076	1,204	4,244

Average sales price — external market	US$	322.46	372.73	378.60		359.27	344.85	349.61	340.23	312.26	335.38
Average sales price — internal market	US$	287.59	340.49	342.74		325.30	309.77	311.69	306.88	275.46	300.38
Average sales price — total	US$	314.57	365.10	370.14		343.47	335.77	340.00	332.54	303.98	327.01

Long-term indebtedness, gross	US$	740	829	855		855	528	557	466	556	556
Short-term indebtedness, gross	US$	20	—	29		29	—	—	18		—

Total indebtedness, gross	US$	760	829	884	—	884	528	557	484	556	556

Stockholders’ equity	US$	2,287	2,633	2,217		2,217	1,686	1,903	2,197	2,307	1,425

Net operating revenues	US$	331	399	473		1,203	314	342	369	370	1,395
Cost of products	US$	(274)	(288)	(352)		(914)	(181)	(217)	(246)	(290)	(934)
Other expenses / revenues	US$	(13)	(14)	(12)		(39)	(2)	(15)	(7)	(15)	(39)
Depreciation, amortization and depletion	US$	19	20	(16)		23	12	14	13	15	54

EBITDA	US$	63	117	93	—	273	143	124	129	80	476
Depreciation, amortization and depletion	US$	(19)	(20)	16		(23)	(12)	(14)	(13)	(15)	(54)

EBIT	US$	44	97	109	—	250	131	110	116	65	422
Net financial result	US$	(57)	58	(117)		(116)	19	(14)	34	35	74

Income (loss) before income tax and social contribution	US$	(13)	155	(8)	—	134	150	96	150	100	496
Income tax and social contribution	US$	(7)	(34)	22		(19)	(19)	(12)	(38)	(16)	(85)

Net income (loss)	US$	(20)	121	14	—	115	131	84	112	84	411

Pelletizing Affiliates — Hispanobras (Additional information — Unaudited)

		2008					2007
Information		As of and for the three-month periods ended					As of and for the three-month periods ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market	MT (thousand)	404	400	618		1,422	565	504	527	394	1,990
Quantity sold — internal market	MT (thousand)	710	805	554		2,069	800	620	510	545	2,475

Quantity sold — total	MT (thousand)	1,114	1,205	1,172	—	3,491	1,365	1,124	1,037	939	4,465

Average sales price — external market	US$	71.45	203.07	227.18		326.85	69.26	77.40	72.50	73.25	72.97
Average sales price — internal market	US$	75.95	203.58	236.04		212.88	72.97	79.73	74.88	76.94	75.93
Average sales price — total	US$	74.32	203.41	231.37		232.86	71.43	78.69	73.67	75.39	74.61

Short-term indebtedness, gross	US$	75	58	7		7	6	9	14	46	46

Total indebtedness, gross	US$	75	58	7	—	7	6	9	14	46	46

Stockholders’ equity	US$	90	166	158		158	89	78	86	84	84

Net operating revenues	US$	83	248	164		495	97	89	76	72	334
Cost of products	US$	(75)	(143)	(118)		(336)	(77)	(74)	(66)	(78)	(295)
Other expenses / revenues	US$	(2)	(2)	(2)		(6)	(1)	(2)	(1)	(1)	(5)
Depreciation, amortization and depletion	US$	1	1	1		3	1	—	—	3	4

EBITDA	US$	7	104	45	—	156	20	13	9	(4)	38
Depreciation, amortization and depletion	US$	(1)	(1)	(1)		(3)	(1)	—	—	(3)	(4)

EBIT	US$	6	103	44	—	153	19	13	9	(7)	34
Net financial result	US$	1	(4)	7		4	(2)	(1)	(1)	(1)	(5)

Income (loss) before income tax and social contribution	US$	7	99	51	—	157	17	12	8	(8)	29
Income before income tax and social contribution	US$	(3)	(34)	(18)		(55)	(6)	(5)	(2)	2	(11)

Net income	US$	4	65	33	—	102	11	7	6	(6)	18

Pelletizing Affiliates — Itabrasco (Additional information — Unaudited)

		2008					2007
Information		As of and for the three-month periods ended					As of and for the three-month periods ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market	MT (thousand)	185	754	800		1,739	589	701	282	439	2,011
Quantity sold — internal market	MT (thousand)	843	90	273		1,206	283	657	562	605	2,107

Quantity sold — total	MT (thousand)	1,028	844	1,073	—	2,945	872	1,358	844	1,044	4,118

Average sales price — external market	US$	75.36	75.18	187.03		126.65	75.72	74.48	77.40	75.60	75.60
Average sales price — internal market	US$	75.11	82.52	137.90		90.61	71.33	73.81	75.02	74.37	73.64
Average sales price — total	US$	75.15	75.96	174.53		111.89	73.53	74.16	75.82	74.89	74.60

Short-term indebtedness, gross	US$	52	80	61		61	—	23	32	43	43

Total indebtedness, gross	US$	52	80	61	—	61	—	23	32	43	43

Stockholders’ equity	US$	94	104	119		119	76	61	69	90	90

Net operating revenues	US$	78	64	188		330	65	101	59	70	295
Cost of products	US$	(69)	(62)	(123)		(254)	(53)	(86)	(51)	(62)	(252)
Other expenses / revenues	US$	(1)	(2)	(2)		(5)	1	(3)	—	(3)	(5)
Depreciation, amortization and depletion	US$	1	2	1		4	1	1	—	2	4

EBITDA	US$	9	2	64	—	75	14	13	8	7	42
Depreciation, amortization and depletion	US$	(1)	(2)	(1)		(4)	(1)	(1)	—	(2)	(4)

EBIT	US$	8	—	63	—	71	13	12	8	5	38
Net financial result	US$	(2)	2	(6)		(6)	(1)	(1)	—	(1)	(3)

Income before income tax and social contribution	US$	6	2	57	—	65	12	11	8	4	35
Income tax and social contribution	US$	(3)	(2)	(20)		(25)	(4)	(5)	(3)	(4)	(16)

Net income	US$	3	—	37	—	40	8	6	5	—	19

Pelletizing Affiliates — Samarco (Additional information — Unaudited)

		2008					2007
Information		As of and for the three-month periods ended					As of and for the three-month periods ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — Pellets	MT (thousand)	3,010	4,327	5,519		12,856	3,003	3,742	3,241	4,373	14,359
Quantity sold — Iron ore	MT (thousand)	168	140	154		462	463	638	302	358	1,761

Average sales price — Pellets	US$	105.51	142.07	152.30		105.51	77.51	82.38	83.61	82.58	81.70
Average sales price — Iron ore	US$	47.61	98.95	73.86		47.61	46.79	46.78	45.30	49.14	47.01

Long-term indebtedness, gross	US$	800	799	800		800	738	817	808	800	800
Short-term indebtedness, gross	US$	591	846	987		987	192	324	398	572	572

Total indebtedness, gross	US$	1,391	1,645	1,787	—	1,787	930	1,141	1,206	1,372	1,372

Stockholders’ equity	US$	1,078	1,213	926		926	688	754	878	970	970

Net operating revenues	US$	331	613	843		1,787	253	338	299	365	1,255
Cost of products	US$	(164)	(277)	(314)		(755)	(109)	(140)	(129)	(184)	(562)
Other expenses / revenues	US$	(43)	(98)	(55)		(196)	(32)	(63)	(32)	(67)	(194)
Depreciation, amortization and depletion	US$	12	16	16		44	10	11	12	12	45

EBITDA	US$	136	254	490	—	880	122	146	150	126	544
Depreciation, amortization and depletion	US$	(12)	(16)	(16)		(44)	(10)	(11)	(12)	(12)	(45)

EBIT	US$	124	238	474	—	836	112	135	138	114	499
Gain on investments accounted for by the equity method	US$	3	(3)	1		1	2	3	7	2	14
Net financial result	US$	4	122	(281)		(155)	35	14	25	15	89

Income (loss) before income tax and social contribution	US$	131	357	194	—	682	149	152	170	131	602
Income tax and social contribution	US$	66	(162)	(30)		(126)	(29)	(34)	(35)	(21)	(119)

Net income (loss)	US$	197	195	164	—	556	120	118	135	110	483

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: October 23, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations